April 16, 2012

VIA EDGAR AND HAND DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-3561

Attention: Kathryn McHale

Re:                             Manhattan Bancorp

Registration Statement on Form S-4

Filed January 23, 2012

File No. 333-179137

Dear Ms. McHale:

On behalf of Manhattan Bancorp (the “Company”), and based upon information provided by the Company, Professional Business Bank, CGB Holdings, Inc. and their respective advisors, we hereby submit the Company’s responses to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated February 17, 2012 with respect to the above-referenced Registration Statement on Form S-4 (the “Registration Statement”).

This letter and Amendment No. 1 to Registration Statement (“Amendment No. 1”) are being filed with the Commission electronically today.  In addition to the electronic filing, we are delivering via hand delivery a hard copy of this letter, along with three courtesy copies of Amendment No. 1 marked to indicate changes from the version filed on January 23, 2012.

For the convenience of the Staff, each of the Staff’s comments is reproduced in its entirety and is followed by the corresponding response of the Company.  All references to page numbers in the Company’s responses are to the pages in the marked version of Amendment No. 1.

Form S-4

General

1.              Please update the financial information pursuant to Rule 3-12 of Regulation S-X.

Response:

In response to the Staff’s comment, the Company has updated the financial information pursuant to Rule 3-12 of Regulation S-X.

2.              Please file updated consents from the independent accountants in the pre-effective amendment. Please ensure that the audit report and consent of Hutchinson & Bloodgood LLP identify the city and state in which they were issued.

Response:

In response to the Staff’s comment, the Company has filed updated consents from Vavrinek, Trine, Day & Co., LLP, McGladrey & Pullen, LLP, Sandler O’Neill & Partners, L.P., and D.A. Davidson & Co.  Please see Exhibits 23.1, 23.2, 23.3, 99.1 and 99.1.  Because Amendment No. 1 includes audited financial statements for CGB Holdings, Inc. for the years ended December 31, 2011 and December 31, 2010, the audited financial statements of California General Bank, N.A. for the year ended December 31, 2009 and the related audit report and consent of Hutchinson & Bloodgood LLP have not been included in Amendment No. 1.

Proxy Statement/Prospectus cover page

3.              Please revise to disclose the amount of securities to be offered (calculated as of a recent date). Refer to Item 501(b)(2) of Regulation S-K.

Response:

In response to the Staff’s comment, the requested disclosure has been added to the cover page of Amendment No. 1.

4.              In the first or second paragraph state the total transaction value, the per share book values of Manhattan and PBB as of a recent date and the market price of Manhattan as of a recent date and as of the date preceding the announcement of this transaction.

Response:

In response to the Staff’s comment, the requested disclosure has been added to the cover page of Amendment No. 1.  The applicable dates and dollar and share amounts will be provided in a pre-effective amendment to the Registration Statement to be filed after the completion of the Staff’s review of this letter and Amendment No. 1.

5.              Also provide an illustration of the share exchange and its market value as of a recent date.

Response:

In response to the Staff’s comment, the requested disclosure has been added to the cover page of Amendment No. 1.  The applicable dates and dollar and share amounts will be provided in a pre-effective amendment to the Registration Statement to be filed after the completion of the Staff’s review of this letter and Amendment No. 1.

6.              Disclose that the value will fluctuate and shareholders will not know the value of what they will receive in the merger when they vote.

Response:

In response to the Staff’s comment, the requested disclosure has been added to the cover page of Amendment No. 1.

7.              Substantially revise the tenor of the cover page to clarify this transaction’s inherent conflicts of interest. For example, identify the Funds and their ownership in each of the parties and state the percentage of the combined company to be owned by the Funds, other Manhattan shareholders and former shareholders of PBB.

Response:

In response to the Staff’s comment, the disclosure on the cover page of Amendment No. 1 has been revised.  The applicable dates and percentage ownership interests will be provided in a pre-effective amendment to the Registration Statement to be filed after the completion of the Staff’s review of this letter and Amendment No. 1.

8.              Disclose the percentage of insiders expected to vote in favor of the merger. If either vote on the mergers is assured, please disclose.

Response:

In response to the Staff’s comment, the requested disclosure has been added to the cover page of Amendment No. 1.

Summary, page 1

9.              Add charts illustrating the structure of the merger and the related transactions. As appropriate, show ownership interests.

Response:

In response to the Staff’s comment, the requested disclosure has been added under a new heading entitled “Graphic Illustrations of the Mergers” on page 6 of Amendment No. 1.  The applicable dates and percentage ownership interests will be provided in a pre-effective amendment to the Registration Statement to be filed after the completion of the Staff’s review of this letter and Amendment No. 1.

10.       Refer to our comments above on your cover page and revise the summary to include concise and clear summary disclosure of the conflicts of interest inherent in the transaction and what shareholders will receive in the merger.

Response:

In response to the Staff’s comment, the disclosure on page 5 of Amendment No. 1 has been revised.

11.       Include a brief summary of how the price was determined.

Response:

In response to the Staff’s comment, the requested disclosure has been added on page 5 of Amendment No. 1.

The Special Meetings, page 2

12.       Please fill in any blanks.

Response:

The applicable dates, locations, share amounts and percentage ownership interests in this section will be provided in a pre-effective amendment to the Registration Statement to be filed after the completion of the Staff’s review of this letter and Amendment No. 1.

The Mergers, page 3

13.       In the last paragraph state the implied market value as of a recent date of each share of Professional Business Bank common stock to be exchanged and state the aggregate value.

Response:

In response to the Staff’s comment, the requested disclosure has been added on pages 4 and 5 of Amendment No. 1.  The applicable dates and share and dollar amounts will be provided in a pre-effective amendment to the Registration Statement to be filed after the completion of the Staff’s review of this letter and Amendment No. 1.

14.       Clarify whether shareholders will know the book values and exchange ratio when they vote.

Response:

In response to the Staff’s comment, the requested disclosure has been added on page 4 of Amendment No. 1.

15.       Summarize the change of control and reduced ownership percentage of Manhattan shareholders in the combined entity. In addition, please address this in a risk factor.

Response:

In response to the Staff’s comment, the requested disclosure has been added under a new heading entitled “The Funds Will Have a Controlling Interest in Manhattan Bancorp Following the Mergers” on page 5 of Amendment No. 1.  In addition, in response to the Staff’s comment, a new risk factor has been added under the heading “Following the mergers, the collective ownership interests of Manhattan Bancorp shareholders (excluding the Funds) will be diluted from approximately 57% to less than a majority” on page 14 of Amendment No. 1.

Mergers Generally Tax-Free to Shareholders, page 4

16.       You must obtain and file an Item 601(b)(8) tax opinion prior to effectiveness. Revise to state that tax counsel opined that the transaction will be tax free to shareholders. In addition, state that you filed this opinion as an exhibit to the registration statement. Also revise the main tax section in response to this comment.

Response:

In response to the Staff’s comment, the Company has filed a form of Item 601(b)(8) tax opinion as Exhibit 8.1 to Amendment No. 1 and will file a signed Item 601(b)(8) tax opinion as Exhibit 8.1 to a pre-effective amendment to the Registration Statement to be filed after the completion of the Staff’s review of this letter and Amendment No. 1.  In addition, in response to the Staff’s comment, the requested disclosure has been added to this section and in the main tax section on pages 80 through 83 of Amendment No. 1.

17.       Eliminate the language that the disclosure is “only a general summary,” as you are required to disclose the material tax implications.

Response:

In response to the Staff’s comment, the Company has eliminated the language indicating that the disclosure is “only a general summary.”

Recommendation of the Special Committee and Board of Directors…, page 5

Recommendation of the Board of Directors of Professional Business Bank, page 5

18.       Please include a substantive reason for the merger in each of these sections.

Response:

In response to the Staff’s comment, the requested disclosures have been added on pages 7 and 8 of Amendment No. 1.

Interests of Certain Persons in the Mergers, page 6

19.       Revise the subheading and first sentence to generally identify the “certain persons.”

Response:

In response to the Staff’s comment, the requested disclosure has been added on page 9 of Amendment No. 1.

20.       Quantify the value of the officers’ and directors’ interests in the mergers that are different from the interests of other shareholders.  Separately quantify the aggregate compensation they will receive from board positions, employment agreements, conversion of equity plans or options, insurance, retention bonuses, employee benefit plans, change of control agreements, etc.  Provide full disclosure and quantification in the main section.

Response:

In response to the Staff’s comment, full disclosure and quantification of the value of the officers’ and directors’ interests in the mergers that are different from the interests of other shareholders has been added to the main section beginning on page 75 of Amendment No. 1.  In addition, in response to the Staff’s comment, the summary section has been supplemented to quantify the aggregate compensation that the executive officers of Professional Business Bank will receive as a result of the mergers on page 9 of Amendment No. 1.

Risk Factors

The completion of the mergers may trigger change in control provisions, page 13

21.       Please expand this risk factor to disclose provisions for which you have not received waivers and the impact they may have on Manhattan or PBB, including the aggregate monetary impact of the remedies you mention.

Response:

In response to the Staff’s comment, this risk factor has been revised to discuss those agreements that will have a material impact on Manhattan Bancorp and the combined bank as a result of the mergers.  The Company has determined that the completion of the mergers and the potential trigger of change in control provisions in certain agreements to which the Company is a party will not have material impact on the Company or the combined bank, and this risk factor has been revised accordingly.  Please see pages 16 and 17 of Amendment No. 1.

Following the mergers, the Funds will collectively own a majority of the common stock of Manhattan Bancorp…, page 14

22.      Given the importance of this risk factor, please move it to the top of the Risk Factor section.

Response:

In response to the Staff’s comment, this risk factor has been moved to the top of the section on page 14 of Amendment No. 1.

Information about Professional Business Bank, page 22

Lending Activities, page 22

23.       Please revise the discussion of Professional Business Bank’s (PBB) lending activities to disclose the underwriting policies and procedures it applies to underwriting loans. To the extent those policies and procedures have evolved over time, ensure that you disclose and discuss them within the context of the loans held in its portfolio for each period presented. Your revisions should identify and discuss the specific qualitative and quantitative factors considered in the underwriting process, including loan to value ratios, FICO scores, debt ratios, collateral, etc.

Response:

In response to the Staff’s comment, the disclosure on pages 25 through 27 of Amendment No. 1 has been revised.

24.       Please revise to disclose whether variable rate loans are underwritten at the fully indexed rate and, if not, how your underwriting polices and allowance for loan losses methodology capture the risks associated with these loans.

Response:

In response to the Staff’s comment, the disclosure on page 26 of Amendment No. 1 has been revised.

25.       Please revise to disclose whether PBB has issued any hybrid loans, low doc/no doc loans, interest only loans, payment option arms, or sub-prime loans, including how you define that term.

Response:

In response to the Staff’s comment, the disclosure on page 27 of Amendment No. 1 has been revised.

Background of the Merger — page 32

26.       Clarify how the price and valuation using book value was negotiated or determined, including who suggested the price. Discuss any additional valuation methods considered, other than the two you have mentioned.

Response:

In response to the Staff’s comment, the requested disclosure has been added on pages 39, 44 and 45 of Amendment No. 1.

27.       Expand the disclosure on the other two bids received in the market check and the reasons they were determined to be inferior.

Response:

In response to the Staff’s comment, the requested disclosure has been added on pages 44 and 45 of Amendment No. 1.

Manhattan Bancorp’s Reasons for the Bank Merger, page 41

28.       Quantify the projected accretion to earnings.

Response:

In response to the Staff’s comment, the requested disclosure has been added on page 49 of Amendment No. 1.

Opinions of Financial Advisors, page 50

29.       Provide us with all documents prepared by the financial advisors and provided to the board, or their representatives. In addition, provide all transcripts, summaries and video presentation materials.

Response:

In response to the Staff’s comment, the Company has confidentially and supplementally provided the Staff with copies of all documents prepared by the financial advisors, Sandler O’Neill & Partners, L.P. and D.A. Davidson & Co., and provided to the board of directors of the Company, Professional Business Bank, or their representatives, as applicable, in connection with the proposed mergers.  The Company believes that the information contained in these materials which is material to the shareholders of the Company and Professional Business in their voting decisions and which is required by Form S-4 has been disclosed in Amendment No. 1.

30.       Disclose that each advisor has reviewed and consented to the inclusion of the disclosure relating to its fairness opinion.

Response:

In response to the Staff’s comment, the requested disclosure has been added on page 67 of Amendment No. 1.

31.       Expand to state the specific conclusions reached by the advisors in each analyses.  Compare the value of the instant transaction with each material analysis.

Response:

In response to the Staff’s comment, the requested disclosure has been added on pages 59 through 75 of Amendment No. 1.

32.       Revise to clarify whether there were any specific factors that did not support the fairness opinions. If no such factors existed, say this in the proxy statement.

Response:

In response to the Staff’s comment, the disclosure on pages 59 and 69 of Amendment No. 1 has been revised.

33.       Please disclose any material relationship that has existed between either company and each financial advisor during the last two years. Disclose the aggregate amount paid for services over the last two years whether or not they were paid in connection with this transaction. Please refer to Section 1015(b)(4) of Regulation M-A.

Response:

In response to the Staff’s comment, the requested disclosure has been added to this section on pages 66 and 75 of Amendment No. 1.

U.S. Federal Income Tax Consequences of the Mergers, page 70

34.       You may encourage but not “urge” shareholders to consult their tax advisors. Please revise the disclosure.

Response:

In response to the Staff’s comment, the Company has eliminated the language indicating that shareholders are “urged” to consult their tax advisors

Unaudited Pro Forma Combined Condensed Consolidated Financial Statements, page 88

35.       We note your reference to the historical financial statements of PBB as the basis for preparing the pro forma financial statements. Because the merger of CGB into PBB has not occurred, it appears the historical financial statements used to prepare the pro forma financial statements are those of CGB. Please revise to provide an expanded discussion of the basis for presenting the historical financial information of CGB as that of PBB prior to the scheduled merger of the two entities. Similarly, revise throughout the document.

Response:

In response to the Staff’s comment, the disclosure on pages 98 through 100, 119 and 122 of Amendment No. 1 has been revised.

Note 1. Basis of Presentation, page 92

36.       Please revise here and elsewhere in the document, as applicable, to discuss in more detail the method(s) used by the Funds to determine the fair value of Manhattan Bancorp’s shares of $5.20.

Response:

In response to the Staff’s comment, the disclosure on pages 101 and 102 of Amendment No. 1 has been revised.

Note 3. Preliminary Pro Forma Adjustments, page 93

37.       Please revise the adjustments to the pro forma financial statements to present each adjustment in a self-balancing format that allows a reader to trace the adjustment into the pro forma financial statements. Your revisions should include all material assumptions used to determine the amount of the adjustments, the basis used to determine the reasonableness of the assumptions, and enough information to easily recalculate the amount of the adjustments.

Response:

In response to the Staff’s comment, the disclosure on pages 102 through 105 of Amendment No. 1 has been revised.

38.       Please revise to provide pro forma adjustments that clearly remove each component of Manhattan Bancorp’s historical equity.

Response:

In response to the Staff’s comment, the disclosure on pages 102 through 105 of Amendment No. 1 has been revised.

39.       Please revise pro forma adjustment I to disclose the amount of anti-dilutive shares that may be dilutive in the future. Similarly revise the footnotes to CGB’s audited and unaudited financial statements included in this document. Refer to ASC 260.

Response:

In response to the Staff’s comment, the requested disclosure has been added on page 105 of Amendment No. 1.  In addition, in response to the Staff’s comment, the requested disclosure has been added to the footnotes to the financial statements of CGB Holdings, Inc. on page F-15 of Amendment No. 1.

Selected Financial Data and Management’s Discussion and Analysis of Financial Condition and Results of Operations of Professional Business Bank, page 109

40.       Please revise the header to this section to identify CGB as the entity for which information is presented and discussed in this section of the document, or advise.

Response:

In response to the Staff’s comment, the disclosure on page 119 of Amendment No. 1 has been revised.

Loan Portfolio, page 123

41.       Please revise to provide an expanded discussion of CGB’s focus on reducing classified assets, specifically those assets and the efforts made to reduce them.

Response:

In response to the Staff’s comment, the disclosure on pages 133 and 134 of Amendment No. 1 has been revised.

42.       Please revise the description of the loan maturities and repricing schedule on page 125 to explain the basis for considering repricings in this presentation. Industry Guide 3 requires that the presentation of loan maturities be presented based on the contractual maturities of the underlying loans.

Response:

In response to the Staff’s comment, the disclosure on page 134 of Amendment No. 1 has been revised.

Nonperforming Assets, page 125

43.       Please revise this section to provide an expanded discussion of the changes in troubled debt restructured (TDR) loans between periods. Disclose your policy for removing loans from TDR status and how you account for the allowance for loan losses related to these loans subsequent to removal of that status.

Response:

In response to the Staff’s comment, the disclosure on pages 135 and 136 of Amendment No. 1 has been revised.

Allowance for Loan Losses, page 126

44.       Please revise to discuss the relationship of charge-offs to recoveries, considering significant recoveries in the same period(s) of the charge-offs and the recovery of loans for which no charge-offs are reflected in the table.

Response:

In response to the Staff’s comment, the disclosure on pages 137 through 139 of Amendment No. 1 has been revised.

45.       Please correct the reference to SOP 09-3 on page 128, or advise.

Response:

In response to the Staff’s comment, the reference to SOP-09-3 has been corrected on page 139 of Amendment No. 1.

Investment Portfolio, page 128

46.       Please revise the reference to PBB’s investment securities in the table on page 129. These appear to be CGB’s investment securities.

Response:

In response to the Staff’s comment, the disclosure on page 140 of Amendment No. 1 has been revised.

CGB Holdings, Inc and Subsidiaries

Unaudited Financial Statements, beginning on page F-2

Note 3. Loans and Allowance for Loan Losses, page F-14

47.       Please revise to provide a roll-forward of the contractual cash flows of the loans accounted for under ASC 310-30, including accretable yield, non-accretable yield and fair value.

Response:

In response to the Staff’s comment, the disclosure on pages F-22 and F-23 of Amendment No. 1 has been revised.

48.       Please refer to the table of changes in the accretable yield and revise footnote 1 to explain in more detail what it reflects and the basis for including it in the table.

Response:

In response to the Staff’s comment, the disclosure on pages F-22 and F-23 of Amendment No. 1 has been revised.

Audited Financial Statements, beginning on page F-23

Note 2. Merger of Professional Business Bank into California General Bank and Related Name Change, page F-35

49.       Please revise to clarify how you valued the shares of Professional Business Bank used to acquire the 1,580,000 shares of California General Bank on December 31, 2010. Also, please revise your disclosure of this acquisition, including the associated tables, to clarify that it was effectuated with cash and an exchange of assets.

Response:

In response to the Staff’s comment, the disclosure on pages F-17 and F-18 of Amendment No. 1 has been revised.

50.       Please revise to provide an expanded discussion of the transfer of ownership of CGB Asset Management, Inc. to Carpenter Community Bank, including how you accounted for it and valued the associated consideration.

Response:

In response to the Staff’s comment, the disclosure on pages F-17 and F-18 of Amendment No. 1 has been revised.

Signatures

51.       Please revise to provide the signature of the controller or principal accounting officer. See Instruction 1 to Form S-4.

Response:

In response to the Staff’s comment, the signature of the principal accounting officer has been added on page II-6 of Amendment No. 1.

Exhibits

52.       We note the excluded exhibits, including the proxy card and the legal and tax opinions and related consents. Please file all exhibits as soon as practicable, as we may have comments.

Response:

In response to the Staff’s comment, the Company has filed forms of proxy cards for the Company and Professional Business Bank, as well as forms of legal and tax opinions with related consents.  Please see Exhibits 5.1, 8.1, 99.3 and 99.4 to Amendment No. 1.  The Company will file a signed Item 601(b)(5) legality opinion as Exhibit 5.1 and a signed Item 601(b)(8) tax opinion as Exhibit 8.1 to a pre-effective amendment to the Registration Statement to be filed after the completion of the Staff’s review of this letter and Amendment No. 1.

* * *

If you have any questions, please feel free to contact the undersigned by telephone at (714) 830-0617 or Keith T. Holmes, Esq. at (310) 282-8989.  Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ Joshua A. Dean
Joshua A. Dean, Esq.

cc:                                Paul Cline, U.S. Securities and Exchange Commission

Hugh West, U.S. Securities and Exchange Commission

Jessica Livingston, U.S. Securities and Exchange Commission

Terry L. Robinson, Manhattan Bancorp

Mary Lynn D. Lenz, Professional Business Bank

Keith T. Holmes, Esq., King, Holmes, Paterno & Berliner